UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

4D pharma plc

(Name of Issuer)

Ordinary Shares, nominal value £0.0025 per Share

(Title of Class of Securities)

35085K109**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, each representing eight ordinary shares, par value £0.0025 per share. No CUSIP has been assigned to the ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35085K109
1	NAMES OF REPORTING PERSONS Alexander Stevenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,025,130(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 10,025,130(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,025,130
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5%
12	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Consists of (i) 8,976,736 ordinary shares held of record, (ii) 666,666 warrants exercisable for £1.000 per ordinary share, and (iii) 381,728 ordinary shares underlying ADSs issued to Alexander Stevenson pursuant to the Merger.

Page 2 of 5 pages

Item 1(a).	Name of Issuer:

4D pharma plc

Item 1(b).	Address of Issuer’s Principal Executive Offices:

5th Floor, 9 Bond Court Leeds, LS1 2JZ United Kingdom

Item 2(a).	Name of Person Filing:

Alexander Stevenson Director and Chief Scientific Officer of 4D pharma plc

Item 2(b).	Address of Principal Business Office or, if none, Residence:

5th Floor, 9 Bond Court Leeds, LS1 2JZ United Kingdom

Item 2(c).	Citizenship:

United Kingdom

Item 2(d).	Title of Class of Securities:

Ordinary shares, nominal value £0.0025 per share

Item 2(e).	CUSIP Number: 35085K109

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c) Not applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:		10,025,130 shares
(b)	Percent of Class:		5.5%
(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	10,025,130 shares
	(ii)	shared power to vote or to direct the vote:	0 shares
	(iii)	sole power to dispose or to direct the disposition of:	10,025,130 shares
	(iv)	shared power to dispose or to direct the disposition of:	0 shares

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Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I also certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to government agencies is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 25, 2022
Date

/s/ Alexander Stevenson
Signature

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